UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	N/A

Conexant Systems, Inc. Hourly Employees’ Savings Plan

(Exact name of registrant as specified in its charter)

4000 MacArthur Boulevard Newport Beach, California 92660 949-483-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, the Conexant Systems, Inc. Retirement Savings Plan, as successor to the Conexant Systems, Inc. Hourly Employees’ Savings Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 17, 2005	CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN, AS SUCCESSOR TO THE CONEXANT SYSTEMS, INC. HOURLY EMPLOYEES' SAVINGS PLAN
		By:	/s/ Dennis E. O’Reilly

Dennis E. O’Reilly Member of the Employee Benefit Plan Committee